SUBSCRIPTION AGREEMENT

China Green Holdings Ltd.

China Technology Development Group Corporation

China Green Industry Group Limited

and

CMTF Private Equity One

____________________________

April 28, 2009
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TABLE OF CONTENTS

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SUBSCRIPTION AGREEMENT

                        SUBSCRIPTION AGREEMENT made as of the 28th day of April, 2009 by and among China Green Holdings Ltd., a company incorporated under the laws of the British Virgin Islands (the “Company”), its parent companies, China Technology Development Group Corporation, a company incorporated under the laws of the British Virgin Islands (the “Parent”) and China Green Industry Group Limited, a company incorporated under the laws of the British Virgin Islands (“CGIG”), and the undersigned subscriber (the “Subscriber”).

                        WHEREAS, the Company is offering a convertible note in the amount of US$10,000,000 (the “Convertible Note”) in a private placement (the “Offering”) on the terms and subject to the conditions set forth herein and in the Convertible Note attached hereto as Exhibit A (the “Form of Convertible Note”);

WHEREAS, the Convertible Note is, at the Subscriber’s option, either (a) convertible into the Company’s outstanding ordinary shares, US$1.00 par value, held by CGIG or (b) exchangeable for the Parent’s common stock, US$0.01 par value;

                        WHEREAS, the Convertible Note will be guaranteed on a senior basis by the Parent attached hereto as Exhibit F (the “Guarantee”);

WHEREAS, it is a condition to the obligations of the Subscriber under this Agreement that the parties enter into a registration rights agreement (the “Registration Rights Agreement”) dated as of the Closing Date (as defined below) and in the form attached hereto as Exhibit E, under which the Parent will agree to provide the Subscriber registration rights in the United States with respect to the Parent’s common stock for which the Convertible Note is exchangeable; and

WHEREAS, the Subscriber desires to purchase the Convertible Note in the Offering.

                        NOW, THEREFORE, for and in consideration of the premises and covenants herein contained, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. Purchase and Sale.

                         (a)     Purchase and Sale of Convertible Note. Subject to the terms and conditions of this Agreement, the Subscriber hereby subscribes for and agrees to purchase from the Company the principal amount of the Convertible Note set forth below such Subscriber’s name on the signature page hereof at the principal amount of the Convertible Note purchased, and the Company agrees to issue and sell such Convertible Note to such Subscriber at such principal amount.

                         (b)     Acceptance. By signing and delivering a copy of this Agreement to the Subscriber, the Company and the Parent hereby accept the subscription of the Subscriber.

                         (c)     Subscription Irrevocable. The subscription of the Subscriber is irrevocable.

                         (d)     Closing and Delivery. The consummation of the issue and sale of the Convertible Note, the delivery of the Convertible Note to the Subscriber and the purchase by the Subscriber of the Convertible Note hereby (the “Closing”) shall take place at the offices of Baker & McKenzie, 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong on May 12, 2009, or at such other date as shall be mutually agreed upon in writing by the parties (the “Closing Date”).

                      (i)     At the Closing, the Subscriber will pay to the Company by wire transfer the principal amount of the Convertible Note for which such Subscriber has subscribed and such amount shall be transferred to the Company’s bank account that is jointly operated by persons designated by the board of directors of the Company and satisfactory to the Subscriber.

                      (ii)     At the Closing, the Company will deliver or cause to be delivered to the Subscriber:

(A) fully executed Convertible Note, in the form attached hereto as Exhibit A, in the principal amount subscribed for by such Subscriber;

(B) the Guarantee Agreement in the form attached hereto as Exhibit F, duly executed by Parent;

(C) the Registration Rights Agreement, duly executed by Parent;

(D) the opinion of Baker & McKenzie, the Company’s legal counsel, in the form attached hereto as Exhibit G;

(E) the Officer’s Certificates in accordance with Section 8(a)(iv) below;

(F) the Secretary’s Certificates in accordance with Section 8(a)(vii) below;

(G) the consent of amendment to the securities purchase agreement, dated as of September 23, 2008, by and among Parent and the purchasers listed on the signature pages thereto (the “Securities Purchase Agreement”), executed by the purchasers of at least sixty percent (60%) of the securities issued by the Parent pursuant to the Securities Purchase Agreement; and

(H) any opinions, certificates, letters and other documents deliverable pursuant to Section 8(a)(vi) below.

2. Representations and Warranties of the Company. The Company and the Parent jointly and severally represent and warrant to the Subscriber, as of the date hereof and as of the Closing, as follows:

                         (a)     Organization and Good Standing. Each of the Company and the Parent is a company duly organized and validly existing and in good standing under the laws of the British Virgin Islands, each of the Parent’s other subsidiaries is duly organized and validly existing under the laws of its jurisdiction of incorporation, the corporate structure of the Parent is as set forth in Exhibit B, and each of the Company, the Parent and their respective subsidiaries has the corporate power and authority to own its property and conduct its business and is lawfully qualified to do business in those jurisdictions in which business is conducted by it and is in compliance with all applicable laws and regulations to which it is subject, except where such failure would not have a material adverse effect (financial or otherwise) on the business, property, prospects, operations, condition, assets or liabilities of the Parent and its subsidiaries (including the Company) taken as a whole or on the ability of the Parent and its subsidiaries to complete the transactions contemplated by the Transaction Documents (“Material Adverse Effect”).

                         (b)     Due Authorization. The Company and the Parent, as applicable, have full right, power and authority to execute and deliver this Agreement, the Convertible Note, the Guarantee, the Registration Rights Agreement and any other agreement or instrument to be entered into in connection with the offering of the Convertible Note (collectively, the “Transaction Documents”) and to perform their respective obligations hereunder and thereunder; and all action (corporate or other) required to be taken for the due and proper authorization, execution and delivery of each of the Transaction Documents and the consummation of the transactions contemplated thereby has been duly and validly taken.

                         (c)    The Convertible Note and the Guarantee. The Convertible Note has been duly authorized by the Company and Parent and, when duly executed, issued and delivered and paid for as provided herein, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company and the Parent enforceable against them in accordance with their terms, except as enforceability may be limited by applicable bankruptcy, fraudulent conveyance, insolvency or similar laws affecting the enforcement of creditors’ rights generally or by equitable principles relating to enforceability (collectively, the “Enforceability Exceptions”). The Guarantee has been duly authorized by the Parent and, when duly executed and delivered as provided herein, will constitute the valid and legally binding obligation of the Parent enforceable against the Parent in accordance with its terms, except as enforceability may be limited by the Enforceability Exceptions.

                         (d)    Absence of Defaults; No Conflicts. Neither the Parent nor any of its subsidiaries is (i) in violation of any term of its organizational documents (the “Organizational Documents”), (ii) in violation of, or default under, any material agreement, indenture or instrument to which the Company or the Parent is a party (the “Material Agreements”), or (iii) in violation of any material law, rule, regulation, order, judgment or decree (including under federal or state securities laws) applicable to the Company or the Parent (the “Applicable Law”). The execution, delivery and performance by each of the Company and the Parent of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby will not (i) result in a violation of the Organizational Documents, (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, any Material Agreement, or (iii) result in a violation of any Applicable Law.

 (e)     No Consents or Approvals. Except for the consent specified in Section 1(d)(ii)(G), no consent, approval, authorization, or order of any court, governmental authority, or third party is required in connection with the execution, delivery, and performance by the Company or the Parent of the Transaction Documents or to consummate the transactions contemplated herein or therein.

 (f)     Capitalization of the Company. The Company has an authorized and outstanding capitalization as set forth in Exhibit C. All issued and outstanding ordinary shares (the “CGHL Shares”) (including, without limitation, all CGHL shares transferrable to the Subscriber in connection with the conversion of the Convertible Note) have been duly authorized and validly issued, are fully paid and non-assessable, are free and clear of all liens, claims, equities and encumbrances, other than any liens, claims, equities or encumbrances created by the holders thereof, and rank pari passu with all other CGHL Shares, except for transfer restrictions under the applicable securities laws. At the Closing, the Company and the Parent shall have duly authorized and reserved for issuance, or available to them for transfer, a sufficient number of ordinary shares or shares of common stock with which to convert or exchange for all of the Convertible Note to be converted or exchanged. Except as set forth in Exhibit C and as contemplated by the other Transaction Documents, there are no outstanding options, warrants or other securities convertible into, or exercisable or exchangeable for, any shares of capital stock of the Company, nor are there any contracts, commitments, understandings or arrangements by which the Company is bound to issue any shares of capital stock of the Company or any such options, warrants or other securities.

(g)      Capitalization of the Parent. The Parent has an authorized and outstanding capitalization as set forth in Exhibit D. All issued and outstanding shares of common stock (the “CTDC Common Shares”) and preferred shares (the “CTDC Preferred Shares”) of the Parent have been duly authorized and validly issued, are fully paid and non-assessable, are free and clear of all liens, claims, equities and encumbrances, other than any liens, claims, equities or encumbrances created by the holders thereof, and rank pari passu with all other CTDC Common Shares or CTDC Preferred Shares, as applicable, except for transfer restrictions under the applicable securities laws. The CTDC Common Shares issuable to the Subscriber in connection with the exchange of the Convertible Note have been duly authorized and, upon issuance thereof in accordance with the provisions of the Convertible Note, will be validly issued, fully paid and nonassessable and free and clear of all liens, claims, equities and encumbrances, other than any liens, claims, equities or encumbrances created by the Subscriber, and rank pari passu with all other CTDC Common Shares, except for transfer restrictions under the applicable securities laws. Except as set forth in Exhibit D or in the SEC Documents (as defined in Section 2(h) below) or as contemplated by the Transaction Documents, there are no outstanding options, warrants or other securities convertible into, or exercisable or exchangeable for, any shares of capital stock of the Parent or any of its subsidiaries (other than the Company), nor are there any contracts, commitments, understandings or arrangements by which the Parent or any of its subsidiaries (other than the Company) is bound to issue any shares of capital stock of the Parent or any of its subsidiaries (other than the Company) or any such options, warrants or other securities.

(h)      SEC Filings and Other Documents. Since January 12, 2007, the Parent has timely filed all reports, schedules, forms, statements, and other documents required to be filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) (all of the foregoing filed prior to the Closing Date and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC Documents”). As of their respective filing dates, the SEC Documents, taken as a whole, present the information required to be shown in all material respects under the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and the SEC Documents, taken as a whole, at the time they were filed with the SEC, did not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective filing dates, the financial statements of the Parent included in the SEC Documents complied in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the consolidated financial position of the Parent as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments not material in amount or significance). The documents specifically delivered by or on behalf of the Company in anticipation of the sale and purchase of the Convertible Note, taken as a whole, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(i)     Legal Proceedings. There are no legal, governmental or regulatory investigations, actions, suits or proceedings pending to which the Company, the Parent or any of its or their subsidiaries is or may be a party or to which any property of the Company, the Parent or any of its or their subsidiaries is or may be subject, except for those which, in the event of an adverse outcome, would not reasonably be expected to have a Material Adverse Effect; and no such investigations, actions, suits or proceedings are threatened or, to the knowledge of the Company or the Parent, contemplated by any governmental or regulatory authority or by others, except for those which, in the event of an adverse outcome, would not reasonably be expected to have a Material Adverse Effect.

(j)     Taxes. Each of the Company, the Parent and its and their subsidiaries has filed all tax returns, reports and declarations that are required to be filed or has requested extensions thereof and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith.

(k)      Licenses. The Company, the Parent and its and their subsidiaries have all licenses, franchises, permits and approvals of and from all governmental regulatory officials and bodies that are necessary to conduct their business and that are material in relation to the business of the Company and the Parent.

(l)      Property. The Company, the Parent and its and their subsidiaries have good and valid title to all material real property owned by them and good and valid title to all material personal property owned by them, in each case free and clear of all liens, encumbrances and defects in title, except where such title is mortgaged or pledged in the ordinary course of business and such mortgage or pledge do not materially interfere with the use made and proposed to be made of such property; and any material property and buildings held under lease or license by each of the Company, the Parent and its and their subsidiaries are held by it under valid, subsisting and enforceable leases or licenses with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company, the Parent and its and their subsidiaries.

(m)      No Directed Selling Efforts. Neither the Company or the Parent nor any of its affiliates or any other person acting on its or their behalf has engaged or will engage in any directed selling efforts within the meaning of Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), and all such persons have complied with the offering restrictions requirements of Regulation S under the Securities Act.

(n)      Foreign Private Issuer. Each of the Company and the Parent is a “foreign private issuer” (as such term is defined in the rules and regulations under the Securities Act and the Exchange Act).

(o) NASDAQ Capital Market. The Parent is not in violation in any material respect with the listing requirements of the NASDAQ Capital Market and has no knowledge of any facts that would reasonably lead to delisting or suspension of the Parent’s common stock in the foreseeable future. The consummation of the transactions contemplated by the Transaction Documents shall not have the effect of delisting or suspending the Parent’s common stock from the NASDAQ Capital Market.

(p) No Integrated Offering. None of the Parent, its subsidiaries, any of their affiliates, and any person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of the issuance of any of the Convertible Note, the CGHL Shares transferrable upon conversion of the Convertible Note and/or the CTDC Common Shares issuable upon exchange of the Convertible Note under the Securities Act, whether through integration with prior offerings or otherwise, or cause this offering to require approval of stockholders of the Parent for purposes of any applicable stockholder approval provisions, including, without limitation, under the rules and regulations of the NASDAQ Capital Market. None of the Parent, its subsidiaries, their affiliates and any person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of the issuance of any of such securities under the Securities Act or cause this offering to be integrated with other offerings for purposes of any such applicable stockholder approval provisions.

(q) Application of Takeover Protections; Rights Agreement. The Company, the Parent and their respective boards of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under their organizational documents or the laws of the jurisdiction of incorporation which is or could become applicable to the Subscriber as a result of the transactions contemplated by this Agreement. Neither the Parent nor the Company has adopted a stockholder rights plan or similar arrangement relating to accumulations of beneficial ownership of equity securities or a change in control of the Parent or the Company.

(r) Absence of Certain Changes. Except as disclosed in the SEC Documents since January 12, 2007, there has been no material adverse change and no material adverse development in the business, assets, liabilities, properties, operations, condition (financial or otherwise), results of operations or prospects of the Parent or the Company. Neither the Parent nor any of its subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law nor does the Parent have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any fact which would reasonably lead a creditor to do so. Except as disclosed in the SEC Documents, since January 12, 2007, no event, liability, development or circumstance has occurred or exists, or is contemplated to occur, with respect to the Parent, its subsidiaries or their respective business, properties, prospects, operations or financial condition, that would be required to be disclosed by the Parent under applicable securities laws on a registration statement on Form F-1 filed with the SEC relating to an issuance and sale by the Parent of its equity securities and which has not been publicly announced.

(s) Foreign Corrupt Practices. Neither the Parent, nor any of its subsidiaries, nor, to the Parent’s knowledge, any director, officer, agent, employee or other person acting on behalf of the Parent or any of its subsidiaries has, in the course of its actions for, or on behalf of, the Parent or any of its subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

(t) Sarbanes-Oxley Act. Except as disclosed in the SEC Documents, the Parent is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof.

(u) Transactions With Affiliates. Except as disclosed in the SEC Documents and the schedule of loan arrangements with directors attached hereto as Exhibit H, none of the officers, directors or employees of the Parent or any of its subsidiaries is presently a party to any transaction with the Parent or any of its subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Parent, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

(v) Indebtedness. Except as disclosed in the SEC Documents, neither the Parent nor any of its subsidiaries has any outstanding Indebtedness (as defined below). For purposes of this Agreement: “Indebtedness” means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services, including, without limitation, “capital leases” in accordance with United States generally accepted accounting principles) (other than trade payables entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), and (F) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease.

(w) Intellectual Property Rights. The Parent and its subsidiaries own or possess adequate rights or licenses to use all trademarks, trade names, service marks, service mark registrations, service names, original works of authorship, patents, patent rights, copyrights, inventions, licenses, approvals, governmental authorizations, trade secrets and other intellectual property rights and all applications and registrations therefor (“Intellectual Property Rights”) necessary to conduct their respective businesses as now conducted. All of the Parent’s and its subsidiaries’ Intellectual Property Rights and relevant applications therefor have been duly registered by the China Patent and Trademark Office, or the equivalent offices of non-US jurisdictions, and have been properly maintained in accordance with applicable law in China and such other jurisdictions. None of the Parent’s or its subsidiaries’ registered, or applied for, Intellectual Property Rights that are necessary to conduct their respective businesses now conducted have expired or terminated or have been abandoned, or are expected to expire or terminate or are expected to be abandoned within three years from the date of this Agreement. Neither the Parent nor any of its subsidiaries is infringing or has infringed the Intellectual Property Rights of any other Person. There is no claim, action or proceeding being made or brought, or to the knowledge of the Parent, being threatened, against the Parent or any of its subsidiaries regarding its Intellectual Property Rights. Neither the Parent nor any of its subsidiaries is aware of any facts or circumstances which might give rise to any of the foregoing infringements or claims, actions or proceedings. The Parent and its subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights.

(x) Internal Accounting Controls. Except as disclosed in the SEC Documents, the Parent and its subsidiaries as a whole maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference.

(y) Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Parent or any of its subsidiaries and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Parent in its Exchange Act filings and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect.

(z) Transfer Taxes. On the Closing Date, all transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the sale and transfer of the Convertible Note to be sold to the Subscriber hereunder will be, or will have been, fully paid or provided for by the Company, and all laws imposing such taxes will be or will have been complied with.

3. Representations and Warranties by the Subscriber. The Subscriber represents and warrants to the Company and the Parent, solely with respect to such Subscriber, as of the date hereof and as of the Closing, as follows:

                        (a)     No Public Sale or Distribution. The Subscriber is acquiring the Convertible Note for its own account as principal, for investment and not with a view to resale or distribution of all or any part of the Convertible Note, except in accordance with and as provided for in this Agreement.

                        (b)     Due Diligence. The Subscriber has had an opportunity to ask questions of, and receive answers from, appropriate representatives of the Company or the Parent, including its respective officers, concerning the Company or the Parent and its respective business, and the terms and conditions of the Offering, and to obtain such additional information as the Subscriber deems necessary to verify the accuracy and adequacy of the information the Subscriber has obtained. The Subscriber understands that, since this Offering has not been registered under the Securities Act, in reliance upon exemptions therefrom, to the extent that the Subscriber is not supplied with information which would have been contained in a registration statement filed under the Securities Act the Subscriber must rely on its own access to such information.

(c) Investment Risk; Knowledge and Experience. The Subscriber recognizes that this investment involves a high degree of risk, and the Subscriber has carefully considered whether an investment in the Convertible Note is appropriate for the Subscriber. In this regard, the Subscriber has such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the risks and merits of investment in the Convertible Note. The Subscriber understands that the Convertible Note is a suitable investment only for persons who have substantial financial resources and will have no need for liquidity in their investment. In this regard, the Subscriber is able to bear the economic risk of the investment and afford a complete loss of such investment. The Subscriber understands and agrees that the Subscriber must bear the economic risk of its investment in the Convertible Note for an indefinite period of time because, among other reasons, the Offering of the Convertible Note has not been registered under the Securities Act, and, therefore, they cannot be sold, pledged, assigned or otherwise disposed of unless they are subsequently registered under the Securities Act, or sold pursuant to Regulation S under the Securities Act, or, in the opinion of legal counsel experienced in securities law, an exemption from such registration is available.

                        (d)     Investor Status. The Subscriber affirms that it is (i) an “accredited investor” as such term is defined in Rule 501 of Regulation D promulgated under the Securities Act, and that it is able to bear the economic risk of any investment in the Convertible Note and/or (ii) located outside of the United States, is not a “U.S. Person” and it is not acquiring the Convertible Note for the account or benefit of any U.S. Person, and it is purchasing the Convertible Note in an “offshore transaction,” as such terms are defined in Rule 902 of Regulation S promulgated under the Securities Act.

                        (e)     Reliance on Exemptions. The Subscriber understands that the Convertible Note is being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and the Subscriber’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Subscriber set forth herein in order to determine the availability of such exemptions and the eligibility of the Subscriber to acquire the Convertible Note.

                        (f)     No Governmental Review. The Subscriber understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Convertible Note or the Offering or made any finding or determination as to the fairness or merits of the Offering.

(g)     Legends; Restrictions on Transfer. The Subscriber (i) understands that restrictive legends in substantially the following form will be imprinted on the Convertible Note and the shares issued or delivered upon conversion or exchange of the Convertible Note and stop transfer orders or other appropriate instructions to such effect will be maintained against the transfer of the Convertible Note and the shares issued or delivered upon conversion or exchange of the Convertible Note on the transfer records of the Company, the Parent or its respective transfer agent, and the Company is required to refuse to register any transfer of any securities issued to the Subscriber not made in accordance with the following legends; and (ii) agrees that it will not sell, offer for sale, transfer or assign the Convertible Note, the Guarantee and the shares to be delivered upon conversion or exchange of the Convertible Note except in accordance with the following legends:

THE CONVERTIBLE NOTE, THE GUARANTEE AND THE SHARES TO BE DELIVERED UPON CONVERSION OR EXCHANGE OF THE CONVERTIBLE NOTE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE CONVERTIBLE NOTE, THE GUARANTEE AND THE SHARES TO BE DELIVERED UPON CONVERSION OR EXCHANGE OF THE CONVERTIBLE NOTE MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF LEGAL COUNSEL EXPERIENCED IN SECURITIES LAW, THAT REGISTRATION IS NOT REQUIRED UNDER THE SAID ACT OR (II) UNLESS SOLD PURSUANT TO REGULATION S UNDER THE SECURITIES ACT OF 1933.

IF THE HOLDER OF THIS CONVERTIBLE NOTE IS AN AFFILIATE OF THE ISSUER, ANY SALE OF THIS CONVERTIBLE NOTE BY SUCH HOLDER PURSUANT TO RULE 144 IS SUBJECT TO THE CONDITIONS APPLICABLE TO RESALE TRANSACTIONS BY AFFILIATES UNDER RULE 144.

The legends set forth above shall be removed and the Company shall issue a certificate without such legends to the holder of the Convertible Note and the shares issued or delivered upon conversion or exchange of the Convertible Note upon which it is stamped, if, unless otherwise required by state securities laws, (i) the Convertible Note and the shares issued or delivered upon conversion or exchange of the Convertible Note are registered for resale under the Securities Act, (ii) the Convertible Note and the shares issued or delivered upon conversion or exchange of the Convertible Note may be sold pursuant to Regulation S under the Securities Act, or (iii) such holder provides the Company and the Parent with an opinion of legal counsel experienced in securities law to the effect that such security may be sold without restriction pursuant to Rule 144 under the Securities Act.

(h)     Validity; Enforcement. This Agreement has been duly and validly authorized, executed and delivered on behalf of the Subscriber and shall constitute the legal, valid and binding obligation of the Subscriber enforceable against the Subscriber in accordance with its terms, subject to the Enforceability Exceptions.

(i)     No Conflicts. The execution, delivery and performance by the Subscriber of this Agreement and the consummation by the Subscriber of the transactions contemplated hereby will not (i) result in a violation of the organizational documents of the Subscriber or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Subscriber is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to the Subscriber, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, have a material adverse effect on the ability of the Subscriber to perform its obligations hereunder.

(j)     Organization; Authority. The Subscriber is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization with the requisite power and authority to enter into and to consummate the transactions contemplated by the applicable Transaction Documents and otherwise to carry out its obligations thereunder. The execution, delivery and performance by the Subscriber of the transactions contemplated by this Agreement have been duly authorized by all necessary action on the part of the Subscriber.

(k)       Transfer by Affiliate. If the Subscriber is an affiliate (as defined in Rule 405 of the Securities Act) of the Company, the Subscriber acknowledges that any resale or transfer of the Convertible Note and CTDC Common Shares by the Subscriber pursuant to Rule 144 under the Securities Act is subject to the conditions applicable to resale transactions by affiliates pursuant to Rule 144 under the Securities Act.

4. Covenants of the Company and the Parent.

                         (a) Insurance. The Company and the Parent shall maintain insurance of responsible and reputable companies in such amounts and covering such risks as is prudent and is usually carried by companies engaged in businesses similar to that of the Company and the Parent.

                         (b) Availability of CTDC Common Shares. The Parent shall reserve for issuance, at all times and keep available, free from preemptive rights, or any pledge, lien or encumbrance, a sufficient number of CTDC Common Shares to deliver upon exchange of the Convertible Note, if a Notice of Optional Exchange, as defined in the Form of Convertible Note, is delivered to the Company by any holder of the Convertible Note or in connection with an Automatic Exchange, as defined in the Form of Convertible Note.

                         (c) Transfer of Shares held by CGIG. All of the CGHL Shares that may be delivered upon conversion of the Convertible Note are ordinary shares held by CGIG, a subsidiary of the Parent, and such CGHL Shares shall be delivered free of any preemptive rights, or any pledge, lien or encumbrance upon conversion of the Convertible Note, if a Notice of Optional Conversion, as defined in the Form of Convertible Note, is delivered to the Company by any holder of the Convertible Note.

                         (d) Remedial Action. The Company and the Parent shall promptly (and in no event later than 15 days after written notice from any holder of the Convertible Note is received) at its own expense cure any defects, errors or omissions in the creation, execution, delivery or contents of the Convertible Note or the Transaction Documents, and execute and deliver (or cause to be executed and delivered) to such holder upon such holder’s reasonable request all such other and further documents, agreements and instruments in compliance with or accomplishment of the covenants and agreements of the Company and the Parent in the Convertible Note, and the Transaction Documents, or to correct any omissions in the Transaction Documents, or to make any recordings, to file any notices, or obtain any consents as may be necessary or appropriate in connection with the transactions contemplated by the Convertible Note and the Transaction Documents.

                        (e) Use of Proceeds. The principal amount of the Convertible Note received from the Subscriber shall be used for financing the expansion and development of the solar business of the Company and its subsidiaries.

(f) Notice of Listing of Additional Shares. Promptly following the Closing, the Parent shall file with The NASDAQ Stock Market LLC a Notification for Listing of Additional Shares.

(g) Dividends. For so long as the Convertible Note is outstanding, neither the Parent nor any of its subsidiaries shall declare, set aside, make or pay any dividend or other distribution (other than in-kind dividends) with respect to any of its capital stock.

(h) Subscriber Nominee. For so long as CMTF Private Equity One or one of its affiliates holds (i) a Convertible Note, (ii) CGHL Shares issued upon conversion of a Convertible Note or (iii) CTDC Common Shares exchanged for a Convertible Note, the Subscriber Nominee (as defined below) (or any replacement nominee as may be identified by CMTF Private Equity One from time to time) shall be a member of the Board of Directors of the Company and any committees thereof. For the avoidance of doubt, should CMTF Private Equity One or any of its affiliates no longer hold any of (i) a Convertible Note, (ii) CGHL Shares issued upon conversion of a Convertible Note or (iii) CTDC Common Shares exchanged for a Convertible Note, the Subscriber Nominee (as defined below) shall cease his/her service as a member of the Board of Directors of the Company and resign immediately.

(i) Indemnification for the Subscriber Nominee. Subject to the limitations provided in the Articles of Association of the Company, the Company shall indemnify the Subscriber Nominee (as defined below) against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings. This Section 4(i) only applies if such Subscriber Nominee (as defined below) acts in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, such Subscriber Nominee has no reasonable cause to believe that his/her conduct is unlawful. The Company hereby acknowledges that the Subscriber Nominee has certain rights to indemnification, advancement of expenses and/or insurance provided by CMTF Private Equity One and agrees that the Company is the indemnitor of first resort (i.e., its obligations to the Subscriber Nominee are primary and any obligation of CMTF Private Equity One to advance expenses or to provide indemnification for the same expenses or liabilities incurred by the Subscriber Nominee are secondary).

5. Covenants of CGIG. CGIG will at all times keep available for transfer to the Company, or the Subscriber, as applicable, free from preemptive rights, or any pledge, lien or encumbrance, a sufficient number of CGHL Shares for delivery by the Company, or CGIG on the Company’s behalf, upon conversion of the Convertible Note, if a Notice of Optional Conversion, as defined in the Form of Convertible Note, is delivered to the Company by any holder of the Convertible Note.

6. Covenants of the Subscriber. Upon exchange of the Convertible Note by the Subscriber for CTDC Common Shares, such Subscriber shall file a statement on Schedule 13D or Schedule 13G if, and within the respective period of time, required to do so under Rule 13d-1 of the Exchange Act.

7. Right of First Refusal. Subject to the terms and conditions contained in this Section 7, the Parent hereby grants to the Subscriber the right of first refusal to purchase such Subscriber’s Pro Rata Portion of any New Securities which the Parent or any of its subsidiaries may, from time to time, propose to issue and sell.

(a) Notice of Issuance of New Securities. In the event the Parent or any of its subsidiaries proposes to undertake an issuance of New Securities, it shall give the Subscriber written notice of its intention, describing the type of New Securities and the price and terms upon which the Parent or such subsidiary proposes to issue the same. The Subscriber shall have fourteen (14) days from the date of delivery of any such notice to agree to purchase up to such Subscriber’s Pro Rata Portion of such New Securities, for the price and upon the terms specified in the notice, by delivering written notice to the Parent and stating therein the quantity of New Securities to be purchased.

(b) Sale of Non-exercised New Securities. The Parent or such subsidiary shall have sixty (60) days following the fourteen (14) day period described in Section 7(a) to sell or enter into an agreement (pursuant to which the sale of New Securities covered thereby shall be closed, if at all, within thirty (30) days from the date of such agreement) to sell the New Securities with respect to which the Subscriber’s right of first refusal was not exercised, at a price and upon terms no more favorable to the purchasers of such securities than specified in the Parent’s or such subsidiary’s notice. In the event the Parent or such subsidiary has not sold the New Securities or entered into an agreement to sell the New Securities within such sixty (60) day period (or sold and issued New Securities in accordance with the foregoing within thirty (30) days from the date of such agreement), the Parent or such subsidiary shall not thereafter issue or sell any New Securities without first offering such securities to the Subscriber in the manner provided above.

(c) Term of this Section. The right of first refusal granted under this Section 7 with respect to New Securities offered by the Parent shall expire upon the one (1) year anniversary of the Closing. The right of first refusal granted under this Section 7 with respect to New Securities offered by any of the Parent’s subsidiaries shall expire upon the earlier of the one (1) year anniversary of the Closing or the completion of the first underwritten public offering of common equity securities by such subsidiary.

(d) Assignments. The rights of the Subscriber under this Section 7 are assignable only to (i) an affiliate of such Subscriber or (ii) a transferee who acquires the Convertible Note (or the CGHL Shares or CTDC Common Shares) from such Subscriber in accordance with the provisions of the Convertible Note.

(e) For the purpose of this Section 7:

(i) “New Securities” means any shares of capital stock of the Parent or any of its subsidiaries, whether authorized or not, and rights, options, or warrants to purchase such shares of capital stock, and securities of any type whatsoever that are, or may become, convertible into capital stock; provided, however, that the term “New Securities” does not include (i) securities issued pursuant to this Agreement; (ii) securities issued upon conversion or exchange of the Convertible Note; (iii) securities issued to employees, consultants, officers, and directors of the Parent, pursuant to any arrangement approved by the board of directors of the Parent; (iv) securities issued in connection with any stock split, stock dividend, or recapitalization by the Parent; (v) securities issued pursuant to the acquisition of another business entity by the Parent by merger, purchase of substantially all of the assets or shares, or other reorganization whereby the Parent will own not less than a majority of the voting power of the surviving or successor corporation; (vi) securities issued in connection with obtaining lease financing, whether issued to a lessor, guarantor, or other person, if such issuance is approved by the board of directors of the Parent; (vii) securities issued to vendors or customers of the Parent, or to other persons in similar commercial arrangements with the Parent, if such issuance is approved by the board of directors of the Parent; (viii) securities issued in connection with corporate partnering transactions, if such issuance is approved by the board of directors of the Parent; and (ix) shares of the Parent’s common stock issued in connection with an underwritten public offering on the NASDAQ Capital Market.

(ii) “Pro Rata Portion” means the ratio that (x) the sum of the number of shares of the equity securities of the Parent or its subsidiary, as applicable, held by the Subscriber immediately prior to the issuance of New Securities, assuming full conversion or exchange, as applicable, of the Convertible Note and all securities exercisable and/or convertible into equity securities of the Parent or its subsidiary, as applicable, then held by such Subscriber, bears to (y) the sum of the total number of equity securities of the Parent or its subsidiary, as applicable, then outstanding, assuming full exercise, conversion and/or exchange of all securities of the Parent or its subsidiary, as applicable.

8. Conditions to Purchase the Convertible Note at Closing.

                        (a)     The Subscriber’s Obligation. The Subscriber’s obligation to purchase the Convertible Note under this Agreement is subject to the satisfaction or waiver (in the sole discretion of such Subscriber) of each of the following conditions:

                                (i)     All the representations and warranties of each of the Company and the Parent contained in this Agreement and in each of the Transaction Documents shall have been true and correct as of the date hereof and shall be true and correct at the Closing. On or prior to the Closing Date, the Company, the Parent and each other party to the Transaction Documents (other than such Subscriber) shall have performed or complied with all of the agreements and satisfied all conditions on their respective parts to be performed, complied with or satisfied pursuant to the Transaction Documents to the satisfaction of such Subscriber.

                                (ii)     No injunction, restraining order or order of any nature by a governmental authority shall have been issued as of the Closing Date that could prevent or interfere with the consummation of the transactions contemplated under the Transaction Documents; and no stop order suspending the qualification or exemption from qualification of any of the Convertible Note in any jurisdiction shall have been issued and no proceeding for that purpose shall have been commenced or, to the knowledge of the Company or the Parent after due inquiry, be pending or threatened as of the Closing Date.

                                (iii)     The Company and the Parent shall have obtained any and all approvals, consents and waivers necessary for consummation of the transactions contemplated by this Agreement, including, but not limited to, all authorizations, approvals or consents of any governmental authority.

                                 (iv) The Subscriber shall have received, on the Closing Date, certificates dated the Closing Date, signed by the chief executive officer or any authorized director of each of the Company and the Parent, respectively, to the effect that (A) the representations and warranties set forth in Section 2 hereof are true and correct with the same force and effect as though expressly made at the Closing, (B) the Company and the Parent have complied with all Transaction Documents and satisfied all conditions set forth in such Transaction Documents on its part to be performed or satisfied hereunder (to the extent it is a party to such Transaction Documents) on or prior to the Closing Date, (C) at the Closing, since the date hereof, no event or events have occurred, no information has become known nor does any condition exist that could, individually or in the aggregate, have a Material Adverse Effect (the “Officer’s Certificate”).

                                 (v) Each of the Transaction Documents shall have been executed and delivered by all parties thereto to the satisfaction of the Subscriber, and the Subscriber shall have received a fully executed original (or clearly legible facsimile copy) of each of the Transaction Documents.

                                 (vi) The Subscriber shall have received copies of all opinions, certificates, letters and other documents (in form and substance reasonably satisfactory to the Subscriber) delivered under or in connection with the transactions contemplated in the Transaction Documents that are required to be delivered on or prior to the Closing Date.

                                 (vii) The respective boards of directors and, to the extent legally required, the respective shareholders of the Company and the Parent shall have approved and authorized by all necessary corporate action (A) the execution and delivery of the Transaction Documents, (B) all actions to be performed or satisfied under the Transaction Documents (including, without limitation, with respect to the Parent the reserve for issuance of the CTDC Common Shares issuable upon exchange of the Convertible Note), (C) the consummation of the transactions contemplated by the Transaction Documents, (D) the appointment of the Subscriber Nominee (as defined below) to the Company’s board of directors effective upon the Closing, and (E) all other actions necessary in connection with the transactions contemplated by the Transaction Documents and the offering of the Convertible Note, and shall have provided the Subscriber with a copy of such authorizations certified by the Secretary of each of the Company and the Parent, respectively (the “Secretary’s Certificate”).

                                 (viii) Mr. Feng Yu or another individual designated in writing by CMTF Private Equity One (the “Subscriber Nominee”) shall have been appointed to the Company’s board of directors effective upon the Closing.

(ix) The Subscriber shall be satisfied (in its sole and absolute discretion) with the results of its diligence review of the Parent and its Subsidiaries.

                        (b)     The Company’s and the Parent’s Obligations. The Company’s and the Parent’s obligations to issue and sell the Convertible Note under this Agreement shall be subject to the satisfaction or waiver of the following conditions:

                                (i)     All the representations and warranties of the Subscriber contained in this Agreement and in each of the Transaction Documents shall have been true and correct as of the date hereof and shall be true and correct at the Closing. On or prior to the Closing Date, the Subscriber shall have performed or complied with all of the agreements and satisfied all conditions on their part to be performed, complied with or satisfied pursuant to the Transaction Documents to the satisfaction of the Company and the Parent.

                                (ii)     At the Closing, the Subscriber shall have paid the purchase price set forth in this Agreement, in consideration for the issuance and sale of the principal amount of the Convertible Note set forth on the signature page hereto.

                                (iii)     The Subscriber shall have duly executed and delivered this Agreement and the Registration Rights Agreement to the satisfaction of the Company and Parent, and the Company and the Parent shall have received a fully executed original (or clearly legible facsimile copy) of each of this Agreement and the Registration Rights Agreement.

9. Indemnification and Contribution.

                        (a)     Indemnification of the Subscriber. The Company and the Parent, jointly and severally, agree to indemnify and hold harmless the Subscriber, its affiliates, directors and officers and each person, if any, who controls such Subscriber within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages and liabilities (including, without limitation, legal fees and other expenses incurred in connection with any suit, action or proceeding or any claim asserted, as such fees and expenses are incurred), joint or several, that arise out of, or in connection with:

                                (i)     actions taken or omitted to be taken by any of the Company, the Parent or their respective affiliates, officers, directors, employees or agents in breach or violation of their respective representations, warranties, covenants and agreements set forth in this Agreement or any of the other Transaction Documents; and

                                (ii)     any breach by any of the Company, CGIG and/or the Parent of their respective representations, warranties, covenants and agreements set forth in this Agreement or in any of the other Transaction Documents.

                        (b)     Notice and Procedures. If any suit, action, proceeding (including any governmental or regulatory investigation), claim or demand shall be brought or asserted against the Subscriber in respect of which indemnification may be sought pursuant to either paragraph (a) above, such person (the “Indemnified Person”) shall promptly notify the person against whom such indemnification may be sought (the “Indemnifying Person”) in writing; provided that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have under this Section 9 except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided, further, that the failure to notify the Indemnifying Person shall not relieve it from any liability that it may have to an Indemnified Person otherwise than under this Section 9. If any such proceeding shall be brought or asserted against an Indemnified Person and it shall have notified the Indemnifying Person thereof, the Indemnifying Person shall retain counsel reasonably satisfactory to the Indemnified Person (who shall not, without the consent of the Indemnified Person, be counsel to the Indemnifying Person) to represent the Indemnified Person and any others entitled to indemnification pursuant to this Section 9 that the Indemnifying Person may designate in such proceeding and shall pay the costs and expenses of such proceeding and the fees and expenses of such counsel related to such proceeding, as incurred. In any such proceeding, any Indemnified Person shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such Indemnified Person unless (i) the Indemnifying Person and the Indemnified Person shall have mutually agreed to the contrary, (ii) the Indemnifying Person has failed within fifteen (15) days from the receipt of notice from the Indemnified Person to retain counsel reasonably satisfactory to the Indemnified Person, (iii) the Indemnified Person shall have reasonably concluded that there may be legal defenses available to it that are different from or in addition to those available to the Indemnifying Person or (iv) the named parties in any such proceeding (including any impleaded parties) include both the Indemnifying Person and the Indemnified Person and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. It is understood and agreed that the Indemnifying Person shall not, in connection with any proceeding or related proceeding in the same jurisdiction, be liable for the fees and expenses of more than one separate firm (in addition to any local counsel) for all Indemnified Persons, and that all such fees and expenses shall be reimbursed as they are incurred. Any such separate firm for the Subscriber, its affiliates, directors and officers and any control persons of the Subscriber shall be designated in writing by the Subscriber. The Indemnifying Person shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the Indemnifying Person agrees to indemnify each Indemnified Person from and against any loss or liability by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an Indemnified Person shall have requested that an Indemnifying Person reimburse the Indemnified Person for fees and expenses of counsel as contemplated by this paragraph, the Indemnifying Person shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 30 days after receipt by the Indemnifying Person of such request and (ii) the Indemnifying Person shall not have reimbursed the Indemnified Person in accordance with such request prior to the date of such settlement. No Indemnifying Person shall, without the written consent of the Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Person is or could have been a party and indemnification could have been sought hereunder by such Indemnified Person, unless such settlement (A) includes an unconditional release of such Indemnified Person, in form and substance reasonably satisfactory to such Indemnified Person, from all liability on claims that are the subject matter of such proceeding and (B) does not include any statement as to or any admission of fault, culpability or a failure to act by or on behalf of any Indemnified Person.

                        (c)     Contribution. If the indemnification provided for in paragraphs (a) and (b) above is unavailable to an Indemnified Person or insufficient in respect of any losses, claims, damages or liabilities referred to therein, then each Indemnifying Person under such paragraph, in lieu of indemnifying such Indemnified Person thereunder, shall contribute to the amount paid or payable by such Indemnified Person as a result of such losses, claims, damages or liabilities (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Parent on the one hand and the Subscriber on the other from the offering of the Convertible Note or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) but also the relative fault of the Company and the Parent on the one hand and the Subscriber on the other in connection with actions, omissions or breaches that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations.

                        (d)     Limitation on Liability. The Company, the Parent and the Subscriber agree that it would not be just and equitable if contribution pursuant to this Section 9 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in paragraph (d) above. The amount paid or payable by an Indemnified Person as a result of the losses, claims, damages and liabilities referred to in paragraph (d) above shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Person in connection with any such action or claim. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

                        (e)     Non-exclusive Remedies. The remedies provided for in this Section 9 are not exclusive and shall not limit any rights or remedies that may otherwise be available to any Indemnified Person at law or in equity.

10. Finders’ Fee. To the extent that the Company, the Parent or any of their respective officers, directors or other affiliates has engaged any investment banker, broker or finder in connection with the transactions contemplated hereby who might be entitled to a fee or commission in connection with the transactions contemplated in this Agreement, all fees or commissions for those services will be borne solely by the Company.

11. Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written consent of the Company, the Parent and the Subscriber;

(b) by the Company or the Parent if the Subscriber materially breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform cannot be or has not been cured within twenty (20) days following delivery of written notice of such breach;

(c) by the Subscriber if the Company or the Parent breaches or fails to perform any of its representations, warranties or covenants contained in this Agreement and such breach or failure to perform cannot be or has not been cured within twenty (20) days following delivery of written notice of such breach or failure to perform;

(d) by the Subscriber at any time if such Subscriber is not satisfied (in its sole and absolute discretion) with the results of its due diligence investigation of the Parent and its Subsidiaries; or

(e) by the Company, the Parent or the Subscriber if the Closing shall not have occurred by the one (1)-month anniversary of the date of execution of this Agreement (the “Termination Date”); provided that the right to terminate this Agreement under this Section 11(d) shall not be available to the party seeking to terminate if any action of such party (or its affiliate) or the failure of such party (or its affiliate) to perform any of its obligations under this Agreement required to be performed at or prior to Closing has been the cause of, or resulted in, the failure of the Closing to occur on or before the Termination Date and such action or failure to perform constitutes a breach of this Agreement.

The party seeking to terminate this Agreement pursuant to this Section 11 (other than Section 11(a)) shall give prompt written notice of such termination to the other parties. In the event of termination of this Agreement pursuant to this Section 11, this Agreement shall forthwith become void and there shall be no liability on the part of any party, provided that nothing herein shall relieve any party from liability for any breach of this Agreement prior to the date of such termination.

12. Miscellaneous.

                        (a)     Survival. All representations, warranties, covenants and agreements of the Company, the Parent, CGIG and the Subscriber contained or made in this Agreement or in any other written statement or document delivered by them in connection with the transactions contemplated by this Agreement shall survive the execution and delivery of this Agreement and the Closing.

                        (b)     Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, applicable to those contracts to be performed entirely within the State of New York.

                        (c)     Binding Effect. Except as otherwise provided herein, this Agreement shall be binding upon and inure to the benefit of the parties and their successors, legal representatives and assigns.

                        (d)     No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

                        (e)     No Assignments. The Subscriber agrees that, except as provided herein, neither such Subscriber nor such Subscriber’s legal representatives will sell, assign, encumber or transfer this Agreement or its rights hereunder.

                        (f)     Entire Agreement. This Agreement, including the exhibits hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes any prior understandings, oral or written.

                        (g)     Amendment or Waiver. This Agreement may not be changed, discharged or terminated (except as expressly provided herein) without the written consent of each of the parties hereto, and no provision hereof may be waived without the written consent of each party to be bound thereby.

                        (h)    Severability. To the extent permitted by applicable law, the illegality or unenforceability of any provision of this Agreement shall not in any way affect or impair the legality or enforceability of the remaining portions of this Agreement.

(i)    Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(j)   Notices. All communications hereunder will be in writing and, if sent to the Subscriber, will be mailed, delivered or telegraphed and confirmed to the address of such Subscriber provided on the signature page hereto with a copy to Goodwin Procter LLP, 135 Commonwealth Drive, Menlo Park, California 94025, United States of America, facsimile number (650) 752-3100, Attention: William Davisson, or, if sent to the Company, will be mailed, delivered or telegraphed and confirmed to it at Unit 1903, 19/F, West Tower, Shun Tak Centre, 168-200 Connaught Road, Central, Hong Kong SAR, China, facsimile number: +852 3112 8410, Attention: Mr. Alan Li.

                        (k)    Counterparts. This Agreement may be signed in separate counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

(l)   Currency. Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States dollars. All amounts owing under this Agreement or any Transaction Documents shall be paid in United States dollars. All amounts denominated in other currencies shall be converted into the United States dollar equivalent amount in accordance with the noon buying rate for United States dollars in effect on the date of calculation in the City of New York for cable transfers in the applicable currency as certified by the Federal Reserve Bank of New York.

                        (m)     Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(Signature Pages Follow)

                        IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the day and year first above written.

CHINA GREEN HOLDINGS LTD.

As Issuer

By:
Name: Alan Li
Title: Director

Address: Unit 1903, 19/F, West Tower, Shun Tak Centre

168-200 Connaught Road, Central

Hong Kong SAR, China

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION

As Parent

By:
Name: Alan Li
Title: Director

Address: Unit 1903, 19/F, West Tower, Shun Tak Centre

168-200 Connaught Road, Central

Hong Kong SAR, China

CHINA GREEN INDUSTRY GROUP LIMITED

By:
Name: Alan Li
Title: Director

Address: Unit 1903, 19/F, West Tower, Shun Tak Centre

168-200 Connaught Road, Central

Hong Kong SAR, China

CMTF PRIVATE EQUITY ONE

As Subscriber

By:
Name: Feng Yu
Title: Director

Address: 48/F, One Exchange Square, Central,

Hong Kong SAR, China

Attention: Mr. Feng Yu

Telephone: (852) 3189 6888

Facsimile: (852) 3101 0813

Principal Amount of the Convertible Note

to be Subscribed: US$10,000,000

EXHIBITS

Exhibit A Exhibit B Exhibit C Exhibit D Exhibit E Exhibit F Exhibit G Exhibit H	Form of Convertible Note
Parent Corporate Structure
CGHL Capitalization Table
Parent Capitalization Table
Form of Registration Rights Agreement
Form of Guarantee Agreement
Form of Opinion
Schedule of Loan Arrangements with Directors